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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Date of Report: July 6, 2001

                                 TRADER.COM N.V.
             (Exact name of registrant as specified in its charter)
       THE NETHERLANDS                 0-30676               NOT APPLICABLE
       ---------------                 -------               --------------
(State or other jurisdiction         (Commission              (IRS Employer
      of incorporation)              File Number)          Identification No.)

                               Overschiestraat 61
                       1062 XD Amsterdam, The Netherlands
                               011-31-20-388-2105
                     (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F  [ X ]            Form 40-F  [   ]
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                    Yes       [    ]           No         [ X ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.


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                                 TRADER.COM N.V.

                                    FORM 6-K

TRADER.COM N.V., a corporation incorporated under the laws of The Netherlands ("Trader.com"), held its Annual General Meeting of Shareholders in Amsterdam on June 29, 2001.

The following actions were taken:

1. The shareholders adopted the Company's statutory annual accounts (prepared in accordance with Dutch generally accepted accounting principles) for the year ended December 31, 2000.

2. The shareholders granted discharge to the Management Board for its management and to the Supervisory Board for its supervision thereof, insofar as such is apparent from the statutory annual accounts.

3. The shareholders approved the appointment of KPMG as the Company's auditors for the year ending December 31, 2001.

4. The shareholders elected the following individuals to the Supervisory Board for a term of one year ending at the close of the next Annual General

         Meeting of Shareholders:

         -        Ernest-Antoine Seilliere

         -        Roland Berger

         -        Louise T. Blouin

         -        Shelby Bonnie

         -        Arnaud Fayet

         -        Robert Fetherstonhaugh

         -        Jean-Marc Janodet

         -        Barry Nalebuff

         -        Rene Rijntjes

         -        Donald Sobey

         -        Christian Antonius Van den Berg


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5.       The shareholders appointed Didier Breton, Chief Operating Officer, to the Management Board.

6. The shareholders granted authorization to the Management Board to issue all non-issued shares in the capital of the Company for a period of 5 years, subject to the approval of the Supervisory Board.

7. The shareholders granted authorization to the Management Board to limit or preclude the pre-emptive rights of shareholders with respect to the issuance of shares for a period of 5 years, subject to the approval of the Supervisory Board.

8. The shareholders granted authorization to the Management Board to repurchase shares in the capital of the Company to the extent permitted under Dutch law, for a period of 18 months, subject to the approval of the Supervisory Board.

9. The shareholders granted authorization to the Management Board to fix a record date for the attendance at and exercise of voting rights at general meetings of shareholders of the Company in accordance with Dutch law, for a period of 5 years.

Any statements contained in this announcement that are not historical facts are forward-looking statements. In particular, statements using the words "will", "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Trader.com may be reviewed in Trader.com's public filing on Form F-1 and the 2000 Annual Report on Form 20-F. These documents are publicly on file with the U.S. Securities and Exchange Commission.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TRADER.COM N.V.
                                       (Registrant)



                                       By:

                                       Name:  Mr. Francois Jallot
                                       Title:    CFO




Date : July 6, 2001